Robert W. Phillips

+1 415 693 2020

rphillips@cooley.com

January 30, 2018

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh
Lisa Vanjoske

Re:	ASLAN Pharmaceuticals Limited
Draft Registration Statement on Form F-1
Submitted December 20, 2017
CIK No. 0001722926

Dear Ms. Parikh and Ms. Vanjoske:

On behalf of ASLAN Pharmaceuticals Limited (“ASLAN” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 16, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least

* FOIA Confidential Treatment Request* Confidential Treatment Requested by ASLAN Pharmaceuticals Limited in connection with Registration Statement on Form F-1 submitted January 30, 2017
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ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Robert W. Phillips, the responsible representative, is c/o Cooley LLP, 101 California Street, 5th Floor, San Francisco, CA 94111-5800, telephone number (415) 693-2020.

Staff Comment and Company Response

Draft Registration Statement on Form F-1 submitted December 20, 2017

Cover Page

1.	Please confirm whether your U.S. IPO price will be substantially the same as the home market trading price. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, only if the U.S. IPO price will be largely based on the home market trading price. If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of DRS Amendment No. 1 to disclose that the initial public offering price will be (i) at least 90% of the closing price of our ordinary shares on the date of the prospectus and (ii) at least 90% of the simple average of the closing prices of our ordinary shares on the one, three or five business days immediately preceding the date of the prospectus.

Prospectus Summary

Overview, page 1

2.	Please provide the meaning of any significant scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly define “IND,” “Herceptin,” “grade 3,” “grade 4” and “cMET.”

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout DRS Amendment No. 1.

3.	We note your discussion of your use of certain biomarkers to design your clinical trials to focus on patients most likely to respond to your product candidates. Please explain whether this approach will limit the potential market for your products as it appears your product candidates may only be tested on a subset of patients with the disease indications you are targeting.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 75 of DRS Amendment No. 1 to clarify that the Company has designed its clinical trials to target the patients most likely to respond to the Company’s product candidates, which will be a subset of the overall patient population for each targeted indication.

Our Product Candidates, page 2

4.	Please revise the product candidate pipeline charts on pages 2 and 71 for the following:

•	You include “Inflammation” and “Oncology” bars for ASLAN004, but your narrative disclosure starting on page 89 only provides disclosure regarding your market opportunity in severe atopic dermatitis and asthma. Please revise these bars to only include indications you have determined to pursue in clinical studies.

•	We note your disclosure in the footnote that the dotted line section represents the Phase 3 portion of the ongoing trial, which you would progress to if the results from the Phase 2 portion meet the primary endpoint. However, we note the dotted line section only extends halfway through the pivotal trial column. Please revise your chart to clarify whether you will be required to conduct another clinical trial after the Phase 3 portion of the pivotal trial.

•	Please revise the pipeline table to remove the bar for “Modybodies”. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the pipeline chart on pages 2 and 73 of DRS Amendment No. 1.

5.	We refer to your disclosure on page 3 that you own global rights to all of your product candidates with two exceptions. However, based on your disclosure on pages 94-97, it appears you license all of your product candidates. Please revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 73 of DRS Amendment No. 1 to clarify that the Company holds exclusive global rights to all of its product candidates, with the exceptions noted in the disclosure.

Risks Associated With Our Business, page 5

6.	Please revise your second bullet point to highlight your disclosure on page 12 that you currently do not generate any revenue from product sales.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of DRS Amendment No. 1.

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7.	With reference to your disclosure on page 13, please revise your third bullet point to clarify that you will require additional capital beyond this offering prior to completing pivotal studies of, filing for regulatory approval for, or commercializing any of your product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of DRS Amendment No. 1.

8.	Please revise the penultimate bullet point to highlight your disclosures on pages 48- 49 and 167-168 that you expect to be classified as a PFIC for the taxable year ending December 31, 2017 and for future taxable years and that you do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections that could mitigate the adverse U.S. federal income tax consequences if you are classified as a PFIC.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of DRS Amendment No. 1.

9.	With reference to your disclosure on page 41, please add a bullet point disclosing that there is currently a ten percent limit on the daily price movement on the TPEx and that this may materially limit the movement in trading price of any ADSs that are issued in this offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of DRS Amendment No. 1.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications, as defined under Rule 405 under the Securities Act, that it has presented to potential investors in reliance on Section 5(d) of the Securities Act.

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Risk Factors

Our product candidates may cause adverse events or have other properties that could delay... page 16

11.	Please amend this risk factor to note the adverse effects and the serious adverse event identified from the use of varlitinib disclosed on page 84.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of DRS Amendment No. 1.

Our Asia development platform is unproven and may not result in the competitive advantages... page 23

12.	We note your disclosure that you cannot guarantee that the data collected in Asia can be used for submission to regulators in other jurisdictions. Please expand your disclosure to describe the instances in which the data you collected in Asia was accepted in submissions to regulators in other jurisdictions, the reasons regulators in other jurisdictions may not accept clinical trial data collected in Asia, and any communications you have had with FDA and other regulators regarding your Asia development platform. Please also expand the fourth bullet point on page 6 to provide brief context for your risk factor disclosure indicating that your Asia development platform may not result in the competitive advantages you anticipate.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the risk factor on page 24 of DRS Amendment No. 1, as well as the disclosure in the fifth bullet point on page 6 of DRS Amendment No. 1.

Use of Proceeds, page 53

13.	Please include the approximate amount of the proceeds that will be allocated to each intended use specified.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of DRS Amendment No. 1.

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14.	We note your disclosure that you currently do not expect the net proceeds of the offering to be sufficient to cover all of the expenses of the Phase 3 part of your global Phase 2/3 clinical trial for varlitinib in gastric cancer. We also note your disclosure on page 13 that you will require additional capital prior to completing pivotal studies of any of your current product candidates. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, including the completion of the global Phase 2/3 clinical trial for varlitinib in gastric cancer, state the amounts and sources of such other funds needed for each such specified purpose. Refer to Item 3.C.1 of Form 20-F.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Out-licensing Agreements, page 60

15.	Please expand your disclosure relating to your out-licensing agreements with BMS and Hyundai to provide the following information:

•	aggregate development, regulatory and commercialization milestone payments;

•	the royalty rate (or range within ten percentage points); and

•	term and termination provisions.

In addition, please file the agreements as exhibits or provide an analysis supporting your determination that you are not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

•	Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not view either its license agreement with Bristol-Myers Squibb Company, or BMS, or its license agreement with Hyundai Pharm Co., Ltd., or Hyundai, as material agreements which would be required to be filed as exhibits to the Registration Statement under Item 601(b)(10) of Regulation S-K.

With respect to BMS, the Company respectfully advises the Staff that following BMS’s exercise in July 2016 of its option to buy back the exclusive rights to develop and commercialize ASLAN002, the Company has no further obligations under the license agreement. Accordingly, while the Company is eligible to receive an aggregate of approximately $50 million in potential milestone payments and royalty payments ranging

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from [***]% to [***]% based on future sales, the Company does not consider its strategic vision or its operations to be substantially dependent on such potential cash flows, which are speculative given the stage of development of ASLAN002, and the Company’s business plan and expected cash runway as disclosed in DRS Amendment No. 1 do not assume that the Company receives any of these payments from BMS. In the future, if the Company were to receive material payments under the BMS license agreement, the Company would disclose such payments as part of its periodic reports and financial statements with respect to its results of operations and financial condition. Accordingly, the Company respectfully advises the Staff that it does not believe that the aggregate development, regulatory and commercialization milestone payments, the potential royalty rate or the term and termination provisions of the license agreement are sufficiently material to an investor to warrant disclosure in DRS Amendment No. 1.

Similarly, with respect to Hyundai, the Company advises the Staff that it does not consider the obligations under the license agreement to be material to the Company. Hyundai only obtained development and commercialization rights for varlitinib for the treatment of cholangiocarcinoma in one territory, South Korea, which the Company does not view to be a material market relative to other geographies or the total patient population worldwide and the Company’s ultimate commercialization plans. Under the agreement, Hyundai is required to pay the Company $[***] for every $[***] in net sales. While the Company is eligible to receive these potential milestone payments based on future sales, such potential amounts are immaterial in light of the size of the anticipated potential market opportunity in South Korea. Accordingly, the Company respectfully advises the Staff that it does not believe that the aggregate development, regulatory and commercialization milestone payments, the potential royalty rate or the term and termination provisions of the Hyundai license agreement are sufficiently material to an investor to warrant disclosure in DRS Amendment No. 1.

Financial Operations Overview

Research and Development Expenses, page 61

16.	On page 62 you note that you allocate direct costs to product candidates when they enter into clinical development. Tell us where you have disclosed these costs for each of your product candidates that are in clinical development or provide such disclosure for each period presented. For the remainder of projects, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. Tell us where you have disclosed expenses by nature as required by paragraph 104 of IAS 1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 65 of DRS Amendment No. 1. With respect to the composition of the total R&D expense for each period presented, the Company has revised the disclosure on page 65

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of DRS Amendment No. 1 within “Results of Operations” to provide the components of the Company’s research and development expenses as well as general and administrative expenses for the years indicated. With respect to paragraph 104 of IAS 1, the Company has disclosed information on the nature of its expenses, including depreciation and amortization expense and employee benefits expense, on page F-22.

Business

Varlitinib (ASLAN001), page 76

17.	We note your disclosure that you have obtained orphan drug designation from the U.S. FDA for cholangiocarcinoma, which represents approximately 60% of biliary tract cancer cases. Please clarify whether you have an active Investigational New Drug Application (“IND”) for varlitinib in biliary tract cancer or in cholangiocarcinoma.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 78 of DRS Amendment No. 1 to clarify that the IND for varlitinib in biliary tract cancer was originally submitted by Array Biopharma Inc. in 2005, was subsequently inactivated in February 2012, and has since been reactivated as of April 21, 2017.

18.	We note your statement that varlitinib “has demonstrated an acceptable safety profile and has been well-tolerated” in your clinical trials and that “varlitinib and capecitabine was safe and well-tolerated.” While we will not object to a statement that your drug candidate was well-tolerated, a safety determination is solely within the authority of the FDA or foreign government equivalent regulatory agency. Please delete any disclosure indicating that your drug candidate is safe or has an acceptable safety profile.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the DRS Amendment No. 1 as requested.

19.	At first use, please provide a brief explanation of the term “p-value” and how it is used to measure statistical significance. Please also explain the relevance of statistical significance to the FDA’s evidentiary standards for drug approval. In addition, we refer to the p-value of 0.075 you provide in the first paragraph of page 83. Please disclose whether this result was statistically significant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of DRS Amendment No. 1 to explain the term “p-value” and the relevance of statistical significance to the FDA’s evidentiary standards for drug approval, as well as the fact that the disclosed p-value was not statistically significant. The Company

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supplementally advises the Staff that while the disclosed p-value of 0.075 is statistically significant within the generally accepted definition of such term, it does not meet the FDA’s specified threshold for statistical significance for the trial, which for Phase 3 clinical trials typically requires a p-value of less than 0.05.

ASLAN004, page 89

20.	We note your statement on page 89, “We believe ASLAN004 is the only fully human monoclonal antibody in clinical development that targets the IL-13 receptor 1 subunit.” Based on your disclosure in the product pipeline table on pages 2 and 71, it appears ASLAN004 is only in preclinical development. Please advise. In addition, please revise your disclosure to clarify whether you have any plans to conduct clinical trials for the treatment of asthma.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 93 of DRS Amendment No. 1 to clarify that ASLAN004 is currently in preclinical development and also to clarify the Company’s clinical development plans for ASLAN004 for the treatment of asthma.

License and Collaboration Agreements, page 94

21.	Please revise your disclosure to provide within a ten percentage range the “mid-double digit share of all licensing revenue” you are required to pay to CSL and the upfront fee you will be required to pay to NTU if you exercise your exclusive option.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 99 of DRS Amendment No. 1.

Underwriting

Determination of Offering Price, page 174

22.	We note your disclosure on page 174 that the initial public offering price will be determined through negotiations between you and the representatives. However, we also note your disclosure on page 41 that the TPEx and applicable ROC law requires the offering price of the ADSs is not lower than 90% of the closing price of your ordinary shares on the pricing date or an average of closing prices a certain number of days prior to the pricing date of the offering. Please revise your disclosure to clarify whether and how the TPEx and ROC requirements will impact pricing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 176 and 177 of DRS Amendment No. 1.

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Notes to Consolidated Financial Statements for the Year Ended December 31, 2016

14. License Agreements

Exploit Technologies Pte Ltd (ETPL)/P53 Laboratory, page F-21

23.	Please revise your disclosure to provide the aggregate milestone payments to be made under the ETPL agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of DRS Amendment No. 1.

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Securities Act of 1933, As Amended

We further request, pursuant to Rule 418 under the Securities Act of 1933, as amended, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

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Please contact me at (415) 693-2020, Sean Clayton at (858) 550-6034 or Charles Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Robert W. Phillips

Robert W. Phillips

cc:	Carl Firth, ASLAN Pharmaceuticals Limited

Sean M. Clayton, Cooley LLP

Charles S. Kim, Cooley LLP

Patrick Loofbourrow, Cooley LLP

Jacqueline Fu, K&L Gates

Alan F. Denenberg, Davis Polk & Wardwell LLP

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